FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the Directors' interests in the Ordinary shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc.

On 31 December 2012, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and American Depositary Shares (ADSs) in the Company through the annual reinvestment of dividends paid throughout 2012:

GlaxoSmithKline Non-Executive Directors Automatic Share Award and Elected Share Award - Annual Dividend Reinvestment

Non-Executive Director	No. of Ordinary Shares	Average Price (£)	No. of ADSs	Average Price ($)
Sir Christopher Gent	4,610.092	13.43
Prof Sir Roy Anderson	671.657	13.43
Dr Stephanie Burns			549.830	43.39
Ms Stacey Cartwright	67.351	13.43
Sir Crispin Davis	3,835.178	13.43
Ms Judy Lewent			41.107	43.39
Sir Deryck Maughan			1,460.014	43.39
Dr Daniel Podolsky			971.294	43.39
Mr Tom de Swaan	993.381	13.43
Sir Robert Wilson	1,609.456	13.43

The Company and the Non-Executive Directors were informed of these allocations on 2 January 2013.

This notification relates to transactions notified in accordance with

Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary
2 January 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 2, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc